

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 2, 2009

Ms. Hilda Kouvelis, Vice President and Chief Financial Officer
Transatlantic Petroleum Corporation
Suite 1840, 444 – 5th Ave., S.W.
Calgary, Alberta CANADA T2P 2T8

> **Re:** **Transatlantic Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31 and June 30, 2009**
> **Filed May 27, 2009 and August 14. 2009**
> **Response Letter Dated August 7, 2009**
> **File No. 0-31643**

Dear Ms. Kouvelis:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 14 – Acquisitions, page F-25

1. We have considered your response to our prior comment number eight in our letter of July 24, 2009. We do not agree with your conclusions. Based on the disclosures made, the response provided, and the guidance of Emerging Issue Task Force Issue (EITF) 98-3, it appears Longe meets the definition of a business. Principally, your response to prior comment eight analyzes the elements of EITF 98-3 individually but does not identify any missing elements nor make an assessment as to whether the missing elements support your conclusion that Longe is not a business. EITF 98-3 states a transferred set of activities fails the definition of a business if it excludes one of more of the items listed to the extent

normal operations cannot be continued. However, the guidance also states one should consider whether planned principal operations of net assets transferred in the development stage have commenced. In addition to the items discussed in your response, we note Longe had expended $25 million in construction in progress located in China and Turkey as of November 30, 2008 and held a $50 million promissory note to fund future capital requirements for operations and capital expenditures. Therefore, it appears planned principal operations have commenced and the transferred set of activities meet the definition of a business. For the reasons stated above, we reissue prior comment eight.

2. We have considered your response to our prior comment number six. We note that, under paragraph 9 of Statement of Financial Accounting Standards (SFAS) 141, a business combination occurs when an entity acquires equity interests of another entity and obtains control over that entity. Our understanding is that Longe was an entity as described in footnote one of its financial statements included in Form 8-K/A#1 filed on March 18, 2009.   Therefore, we reissue our prior comment number six to determine the acquiring entity under paragraphs 15-18 of SFAS 141.

3. We note your response to our prior comment number nine and do not believe you have appropriately considered the definition of predecessor stated in Regulation C, Rule 405, which includes both businesses and assets acquired.   A reference to the definition of a business under EITF 98-3 is not relevant in this analysis of whether Longe meets the definition of a predecessor. Based on the disclosures in your Form 10-K, Form 8-K and related amendments, and other filings, it appears you have succeeded to substantially all of the business operations of Longe and your operations prior to the acquisition of Longe were relatively insignificant to the assets acquired. If true, additional financial statements and information of Longe are required to be presented. We reissue prior comment nine.

4. We have considered your response to our prior comment number 10. Our understanding is that the Longe acquisition was announced and the private placement was made on September 19, 2009. Assuming Transatlantic is the accounting acquirer of Longe, tell us how the use of the December 30 date to value the shares issued for the acquisition complies with Emerging Issue Task Force Issue 99-12, paragraph 4.

5. Your response to our prior comment number 11 states the acquisition of Longe was accounted for using the estimated fair value of consideration paid. However, your disclosures in the Form 8-K/A filed on March 18, 2009 state "all of the assets acquired and liabilities assumed were recorded at their estimated fair values in accordance with United States generally accepted accounting principles." Please clarify which statement is accurate. If you accounted for the acquisition

using the fair value of consideration paid, please provide a detailed explanation and analysis for how you allocated this amount among the assets acquired and liabilities assumed from Longe.

Form 10-Q for the Quarter Ended March 31, 2009

4. Acquisitions, page 14

6.   We have considered your response to our prior comment number 17. Related party transactions, including payments for acquisitions, should be disclosed on the face of your financial statements. Please refer to Regulation S-X 4-08(k).

Form 10-Q for the Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements – unaudited

4. Acquisitions, page 14

7.   Provide the pro forma revenue and earnings of the combined entity for the comparable prior reporting period, as described in SFAS 141(R), paragraph 68.r(3). If you believe this disclosure is impracticable, tell us in detail how you have met the requirements under SFAS 154, paragraph 11.

10. Common shares, page 17

8.   Tell us how you have accounted for the registration rights payment arrangement under the guidance of Financial Staff Position EITF 00-19-2 and provide all the disclosures for your registration rights arrangement as required by Financial Staff Position EITF 00-19-2, paragraph 12.

Engineering Comments

9.   We are considering your response to our prior comment number 26. Any additional comments will be issued under separate cover.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551-3761, Shannon Buskirk at (202) 551-3717 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director